July 30, 2015

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn:	Division of Corporation Finance,

Re:	Cinjet , Inc.
Information Statement on Schedule 14C July 8, 2015
File No. 000-53635

Dear Ladies and Gentlemen:

At the request of Cinjet, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated July 23, 2015 from Terry French on behalf of Larry Spirgel, Assistant Director to the Commission to Alan Lien, Chief Executive Officer of the Company, relating to the Information Statement on Schedule 14C filed with the Commission July 8, 2015 (the “14C”). We have filed simultaneously Amendment No. 1 to the 14C and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the 14C.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1. We note that your preliminary information statement relates to the approval by written consent of, among other items, a 6-for-1 reverse stock split and a change in the number of authorized shares. We also note that CinJet, Inc. entered into a merger agreement with Solis Tek Inc. on June 23, 2015. Therefore, please revise your preliminary information statement to provide the disclosure required by Schedule 14A regarding the transaction, including disclosure under Items 11, 13 and 14. See Note A to Schedule 14A. In particular, we note that the historical and pro forma financial information and other information about the parties to the transaction must be included, as the company does not appear to be eligible to incorporate financial statements or other information by reference into the Schedule 14C pursuant to Item 14(e) of Schedule 14A and General Instructions A, B and C of Form S-4.

Response

Item 11 states “Item 11. Authorization or issuance of securities otherwise than for exchange. If action is to be taken with respect to the authorization or issuance of any securities otherwise than for exchange for outstanding securities of the registrant, furnish the following information:”

(a) State the title and amount of securities to be authorized or issued.

Response This information is already set forth in the Schedule 14C.

(b) Furnish the information required by Item 202 of Regulation S-K (§ 229.202 of this chapter). et. al.

Response A “Description of Securities” section is included in the Schedule 14C. The authorization of the additional shares of preferred stock does not change the description of the preferred stock, none of which is currently reserved for issuance nor scheduled to be issued.

(c) Describe briefly the transaction in which the securities are to be issued, . . . et.al.

Response There is no consideration to be received by the Company as a result of the 6 for 1 stock split or the increase in the amount of authorized shares of preferred stock. The Company believes that the Schedule 14C, as amended, provides the information required by this Subsection (c).

(d) If the securities are to be issued otherwise than in a public offering for cash, state the reasons for the proposed authorization or issuance and the general effect thereof upon the rights of existing security holders.

Response The Company believes that the Schedule 14C, as amended, provides the information required by this Subsection (c).

(e) Furnish the information required by Item 13(a) of this schedule.

Response The Company will include a copy of the 8-K Report, as amended, as an Exhibit with the Schedule 14C Definitive Information Statement, as provided in Subsection (b)(2) of Item 13 of Schedule 14A. Further, the Company will include the definitive Schedule 14C as an Attachment so that it is part of the Schedule 14C.

As set forth in the Instruction 1 to Item 13, the Company believes that the Schedule 14C provides all of the material information that the shareholders are required to receive under Item 13 of Schedule 14A.

Item 13. See the Response immediately above.

Item 14. The Schedule 14C has been filed to advise the shareholders that a merger has been completed. Shareholders are not being asked to vote on the merger, nor any of the actions that will be taken by authority of the holders of a majority of the shares entitled to vote and the board of directors as provided under Nevada law. Notwithstanding, the Company will be providing a copy of the 8-K, as amended, as an Attachment to the Schedule 14C, which Schedule 14C will therefore substantially contain the information set forth in Item 14 as required of a Small Reporting Company.

I.B – Increase of the authorized capital of the Company, page 6

2. Please revise this paragraph to clarify. It is not clear why the discussion repeatedly refers to common stock, when the proposal seems to be solely to increase the authorized shares of preferred stock.

Response

The Schedule 14C has been amended in accordance with the Staff’s comment.

3. Please disclose whether the company has any plans or proposals for the increase in authorized shares of preferred stock.

Response

The Schedule 14C has been amended in accordance with the Staff’s comment.

II. 6-for-1 Forward Stock Split, page 7

4. Please provide quantified disclosure regarding the impact of the stock split and resulting increase in authorized shares. In this regard, disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist when the amendment to the articles of incorporation is effective, taking into account the stock split and increase in authorized shares.

Response

The Tables have been inserted in the Amendment to the Schedule 14C.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group APC

By:	/s/ Brad Bingham